40-206A

File No. 803-00243

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

APPLICATION FOR AN ORDER UNDER SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940 ("ADVISERS ACT") PROVIDING AN EXEMPTION FROM CERTAIN PROVISIONS OF SECTION 206(3) OF THE ADVISERS ACT

JANNEY MONTGOMERY SCOTT LLC
1717 Arch Street
Philadelphia, Pennsylvania 19103

November 21, 2017

All communications, notices, and orders to:

Laura E. Flores
Monica L. Parry
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, N.W.
Washington, D.C. 20004

This Application (including Exhibits) consists of 22 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of JANNEY MONTGOMERY SCOTT LLC File No. 803-__________	APPLICATION FOR AN ORDER UNDER SECTION 206A OF THE ADVISERS ACT PROVIDING AN EXEMPTION FROM CERTAIN PROVISIONS OF SECTION 206(3) OF THE ADVISERS ACT

In th...

Janney Montgomery Scott LLC (the "Applicant"), a Delaware limited liability company, hereby files this application ("Application") for an Order of the Securities and Exchange Commission ("Commission" or "SEC") under Section 206A of the Advisers Act providing an exemption from certain written disclosure and consent requirements of Section 206(3) of the Advisers Act. The Applicant also requests that the Commission's Order apply to future investment advisers controlling, controlled by, or under common control with the Applicant ("Future Advisers"). Any Future Adviser relying on any Order granted pursuant to this Application will comply with the terms and conditions stated in this Application.[1] For the reasons discussed below, the Applicant believes that the Order requested is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act.

I. BACKGROUND

A. The Applicant

Applicant is registered as an investment adviser with the Commission and is a registered broker-dealer. Applicant is an indirect wholly-owned subsidiary of The Penn Mutual Life Insurance Company, a diversified insurance and financial services company. Applicant offers a number of advisory programs, including the Partners Advisory Program (the "Program"), which is a nondiscretionary advisory program.

Applicant established the Program in 1999. In 2008 and 2009, many of Applicant's fee-based brokerage accounts were converted to nondiscretionary advisory accounts in the Program following the invalidation of former Rule 202(a)(11)-1 under the Advisers Act. When these

[1] All entities that currently intend to rely on any Order granted pursuant to this Application are named as Applicants.

accounts were fee-based brokerage accounts, the Applicant, in its capacity as a broker-dealer, engaged in principal transactions with its customers in accordance with applicable law. Prior to December 31, 2016, the Applicant relied on Rule 206(3)-3T under the Advisers Act (the "Rule") to engage in principal transactions with its client accounts in the Program, and has done so since its adoption. The securities involved in these principal trades include government agency debt, municipal securities, corporate debt securities, mortgage backed securities, U.S. Treasury securities, and brokered certificates of deposit.

As of December 31, 2016, the Applicant had 23,428 client accounts in the Program with aggregate assets of $7,318,704,000. On the same date, 1,491 client accounts had consented to principal transactions in their Program Accounts in reliance on the Rule. The Applicant ceased conducting principal transactions in Program Accounts in reliance on the Rule on December 31, 2016.

The table below sets forth the number of trades in the Program effected in reliance on the Rule, the total value of the securities involved, the percentage of those trades that were purchases and sales and the average value of each transaction type for each of 2014 and 2015 and through 2016.

Year	Total Number of Principal Trades in Eligible Accounts	Total Security Value in Eligible Principal Trades	Percentage of Principal Trades That Were Purchases	Average Value of Purchases	Percentage of Principal Trades That Were Sales	Average Value of Sales
2014	1,085	$ 50,024,000	89%	$ 42,991	11%	$ 70,688
2015	1,346	$ 58,201,000	89%	$ 45,328	11%	$ 26,958
2016	4,527	$ 132,655,000	90%	$ 29,228	10%	$ 30,011

As was permitted under the Rule, the Applicant engaged in principal trades in investment grade fixed income securities underwritten by the Applicant or an affiliate.

B. Request for an Order

Section 206(3) of the Advisers Act provides that it is unlawful for any investment adviser, directly or indirectly, acting as principal for its own account, knowingly to sell any security to or purchase any security from a client without disclosing to the client in writing before the completion of the transaction the capacity in which the investment adviser is acting and obtaining the client's consent to the transaction. The Rule deemed an investment adviser to be in compliance with the provisions of Section 206(3) when the investment adviser, or a person controlling, controlled by, or under common control with the investment adviser, acting as principal for its own account, sold to or purchased from an advisory client any security, provided that the investment adviser complied with the conditions of the Rule.

The Rule required, among other things, that the investment adviser obtain a client's written, revocable consent prospectively authorizing the investment adviser, directly or indirectly, acting as principal for its own account, to sell any security to or purchase any security from the client. The consent was required to be obtained after the investment adviser provided the client with written disclosure about: (i) the circumstances under which the investment adviser may engage in principal transactions with the client; (ii) the nature and significance of the conflicts the investment adviser has with its client's interests as a result of those transactions; and (iii) how the investment adviser addresses those conflicts. The investment adviser also was required to provide trade-by-trade disclosure to the client, before the execution of each principal transaction, of the capacity in which the investment adviser may act with respect to the transaction, and obtain the client's consent to the transaction. The trade-by-trade disclosure and consent could be written or oral.

The Rule also required the investment adviser to provide the client with a trade confirmation that, in addition to the requirements of Rule 10b-10 under the Securities Exchange Act of 1934 ("Exchange Act"), included a conspicuous, plain English statement informing the client that the investment adviser disclosed to the client before the execution of the transaction that the investment adviser may act as principal in connection with the transaction, that the client authorized the transaction, and that the investment adviser sold the security to or bought the security from the client for the investment adviser's own account. The investment adviser also was required to deliver to the client, at least annually, a written statement listing all transactions that were executed in the account in reliance on the Rule, including the date and price of each transaction. The Rule was available only to an investment adviser that was also a broker-dealer registered under Section 15 of the Exchange Act and could be relied upon only with respect to a nondiscretionary advisory account that is a brokerage account subject to the Exchange Act, and the rules thereunder, and the rules of the self-regulatory organization(s) of which it is a member. The Rule was not available for principal transactions if the investment adviser or a person who controlled, was controlled by, or was under common control with the investment adviser ("control person") was the issuer or an underwriter of the security, except that an investment adviser could rely on the Rule for trades in which the investment adviser or a control person was an underwriter of non-convertible investment-grade debt securities ("Affiliated Underwritings").

The Rule expired on December 31, 2016.[2] Upon the expiration of the Rule, the Applicant began providing trade-by-trade written disclosure to each nondiscretionary advisory client with whom the Applicant sought to engage in a principal transaction in accordance with Section 206(3). The Applicant submits that its nondiscretionary clients, through the Applicant's previous reliance on the Rule, have had access to the Applicant's inventory through principal transactions with the Applicant for a number of years, and expect to continue to have such access in the future. The Applicant believes that engaging in principal transactions with its clients provides certain benefits to its clients, including access to securities of limited availability, such as municipal bonds. The ability to engage in principal transactions with the Applicant also provides the Applicant's clients with additional liquidity with respect to the fixed income securities they hold. The written disclosure and client consent requirements of Section 206(3) act as an operational barrier to its ability to engage in principal trades with its clients, especially when the transaction involves securities of limited availability. These securities often are

[2] See Rule 206(3)-3T(d); Letter from David W. Grim, Director, SEC Division of Investment Management, to Ira D. Hammerman, General Counsel, Securities Industry and Financial Markets Association (dated August 19, 2016).

purchased and sold through electronic communications networks that operate rapidly; in the time needed for an adviser to prepare and deliver a written disclosure to the client and obtain the client's consent, the opportunity to act on a favorable price may be lost. Having previously engaged in principal trades with its nondiscretionary advisory clients in reliance on the Rule, the Applicant is now confronting an operational barrier in providing a written notice to all of its clients with whom it trades as principal before the completion of each principal transaction. Further, clients may be unable to receive a written notification or respond to one quickly, and delays could result in the opportunity no longer being available to the clients, or not available at a favorable price. It is evident to the Applicant that unless it is provided an exemption from Section 206(3), it will be unable to continue to provide the same range of services and access to the same types of securities to its nondiscretionary advisory clients as it was able to provide to its clients under the Rule.

The Applicant acknowledges that the Order, if granted, would not be construed as relieving the Applicant in any way from acting in the best interests of an advisory client, including fulfilling the duty to seek the best execution for the particular transaction for the advisory client; nor shall it relieve the Applicant from any obligation that may be imposed by Section 206(1) or (2) of the Advisers Act or by other applicable provisions of the federal securities laws or applicable FINRA rules. The Applicant requests that the Commission issue it and any Future Adviser an Order pursuant to Section 206A providing an exemption from certain of the written disclosure and consent requirements of Section 206(3) only with respect to client accounts in the Program and any similar nondiscretionary program to be created in the future.

II. DISCUSSION

The Applicant submits that the conditions set forth below will adequately protect advisory clients that choose to engage in principal transactions with the Applicant. The conditions set forth below incorporate all of the provisions of the Rule (with the exception of the provisions allowing for certain Affiliated Underwritings), as well as additional conditions requiring the Applicant to, among other things, (i) adopt and implement written policies and procedures reasonably designed to ensure compliance with the conditions of an Order granted by the Commission; (ii) create and maintain records to enable the chief compliance officer of the Applicant to review the Applicant's compliance with the conditions of such an Order; and (iii) cause the chief compliance officer of the Applicant to monitor the Applicant's compliance with the conditions of such an Order and conduct testing reasonably sufficient to verify such compliance. These additional conditions are designed to ensure compliance with the requested Order's substantive conditions and to ensure that the Commission staff is able to examine records relative to the Applicant's compliance with the conditions of the requested Order. The Applicant further submits that the conditions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act.

Notably, the Applicant will remain subject to the fiduciary duties that are generally enforceable under Sections 206(1) and 206(2) of the Advisers Act. In general terms, an investment adviser's fiduciary duty requires an adviser to: (i) disclose material facts about the advisory relationship to its clients; (ii) treat each client fairly; and (iii) act only in the best interests of its client, disclosing material conflicts of interest when present and obtaining client consent to such arrangements. More specifically, an adviser's fiduciary duty has been interpreted to require a duty of care in providing investment advice, requiring the exercise of due care throughout the process of recommending securities rather than to the eventual success or failure of its recommendations.[3] In addition, the SEC has recognized that an investment adviser has an obligation to recommend only those securities that are suitable for a particular client's stated investment objectives and circumstances. The antifraud provisions of the Advisers Act impose a duty of best execution, which requires an adviser to seek the most favorable terms reasonably available under the circumstances for the execution of clients' securities transactions.[4] Fiduciary duties under the Advisers Act also direct an adviser's obligations with respect to allocation of trades. When an adviser manages multiple accounts with substantially similar investment objectives and restrictions, absent clear disclosure to the contrary and informed consent from the relevant clients, the adviser has a duty to treat each account fairly and may not unfairly prefer one client (or its proprietary account) over others. These obligations combine to protect a client's interests against improper dumping of undesirable securities in a client account and unfair fees and pricing structures.

Moreover, in its capacity as a broker-dealer with respect to these accounts, the Applicant will remain subject to a comprehensive set of Commission and FINRA regulations that apply to the relationship between a broker-dealer and its customer in addition to the fiduciary duties an adviser owes a client. These rules require, among other things, that the Applicant deal fairly with its customers, seek to obtain best execution of customer orders, and have a reasonable basis to believe that a recommended transaction or investment strategy involving a security or securities is suitable for the client. These obligations are designed to promote business conduct that protects customers from abusive practices that may not necessarily be fraudulent, and to protect against unfair prices and excessive commissions. Specifically, under the antifraud provisions of the Exchange Act, a broker-dealer has a duty of fair dealing, which includes, among other things, the requirement that a broker-dealer only charge prices reasonably related to the prevailing market.[5] The antifraud provisions of the Exchange Act also impose a duty of best execution, which requires a broker-dealer to seek to obtain the most favorable terms available under the circumstances for its customer orders.[6] This applies whether the broker-dealer is acting as agent or as principal. FINRA rules also impose a duty of best execution.[7] For example, FINRA members must use "reasonable diligence" to determine the best market for a security and buy or sell the security in that market, so that the price to the customer is as favorable as possible under prevailing market conditions. FINRA rules also govern the broker-dealer's activities related to mark-ups.[8] For example, "[i]t shall be deemed a violation of Rule

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3 *See, e.g.,* Jones Memorial Trust v. Tsai Inv. Services, Inc., 367 F.Supp. 491 , 497 (S.D.N.Y. 1973).

4 *See In re* Arleen W. Hughes, Securities Exchange Act Release No. 4048 (Feb. 18, 1948) *aff'd sub nom.,* Hughes v. SEC, 174 F.2d 969 (D.C. Cir. 1949).

5 U.S. SEC Study on Investment Advisers and Broker Dealers, at 51 (January 2011), available at: https://www.sec.gov/news/studies/2011/913studyfinal.pdf, citing *Report of the Special Study of Securities Markets of the Securities and Exchange Commission,* H.R. Doc. No. 88-95, at 238 (1st Sess. 1963).

6 *Id. at* 69, citing *Newton v. Merrill, Lynch, Pierce, Fenner & Smith, Inc.,* 135 F.3d 266, 269-270 (3d Cir.), *cert. denied,* 525 U.S. 811 (1998).

7 FINRA Rule 5310; *see also, Best Execution: Guidance on Best Execution Obligations in Equity, Options and Fixed Income Markets,* FINRA Regulatory Notice 15-46 (Nov. 2015).

8 *E.g.,* FINRA Rule 2121.

2010 and Rule 2121 for a member to enter into any transaction with a customer in any security at any price not reasonably related to the current market price of the security or to charge a commission which is not reasonable."[9]

Broker-dealers also are subject to a specific set of suitability requirements that serve to protect against "dumping" securities in a client account. FINRA Rule 2111 requires, in part, that a broker-dealer or associated person "have a reasonable basis to believe that a recommended transaction or investment strategy involving a security or securities is suitable for the customer, based on the information obtained through the reasonable diligence of the [firm] or associated person to ascertain the customer's investment profile." Under suitability requirements, a broker-dealer must have an "adequate and reasonable basis" for any recommendation that it makes. Reasonable basis suitability, or the reasonable basis test, relates to the particular security or strategy recommended. Therefore, the broker-dealer has an obligation to investigate and obtain adequate information about the security it is recommending. FINRA Rule 2111 also requires a broker-dealer to determine customer-specific suitability. In effect, this requires a broker-dealer to make recommendations based on a customer's particular financial situation, needs, and other security holdings. An attempt to execute a principal transaction that would place a security that is inconsistent with the customer's investment objectives would be unsuitable, and is prohibited by FINRA Rule 2111.

Finally, FINRA rules impose an overarching principle that governs a broker-dealer's handling of customer trades and operates to protect a customer from inappropriate principal trades. Specifically, FINRA Rule 2110 requires a broker-dealer "to observe high standards of commercial honor and just and equitable principles of trade." This manifests as a requirement that a broker-dealer must not use its ability to execute trades as principal to improperly impose excessive charges or place securities in a customer's account that it would not otherwise recommend.

The Applicant has adopted policies and procedures pursuant to Rule 206(4)-7 under the Advisers Act that, among other things, require full disclosure to the Applicant's advisory clients of all material facts relating to the advisory relationship, including all material conflicts of interest between the Applicant and its advisory clients that could affect the advisory relationship. The Applicant also has adopted policies and procedures requiring the initial and annual review of investment advisory client accounts, as well as policies and procedures that require the Applicant to seek to obtain best execution of trades for those client accounts.

For its best execution obligations with respect to equity transactions, the Applicant considers multiple factors in assessing the best market for an equity security transaction, including the characteristics of the market for the security, the size and type of transaction, the number of markets evaluated, the accessibility of the quotation, and the terms and conditions of the transaction order as communicated to the Applicant. To facilitate the review of execution quality, the Applicant has established a Best Execution Committee (the "Committee"), comprised of representatives of capital markets, wealth management, operations, retail, legal and compliance. The Committee is responsible for regularly and rigorously evaluating the overall quality of the executions received on client orders, including Program clients. The Committee

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[9] *Mark-Up Policy,* FINRA Rule 2121 Supplementary Material .01.

reviews data based on numerous execution metrics, such as execution speed, effective and quoted spreads, trade capacity (e.g., agent or principal) and trades at or better than National Best Bid and Offer, which is the lowest available ask price and the highest available bid price offered for a security among all exchanges and market makers. The reviews, among other things, assess execution quality and related details of principal trades executed in Program client accounts in reliance on Section 206(3) and previously, the Rule. There is also an overall comparison conducted of both private and public execution data for all the Applicant's give-up destinations to ensure clients, including Program clients, have received best execution. In addition, as part of the Committee's review process, it regularly reviews the continued efficacy of the best execution controls implemented by the Applicant. The Committee meets on at least a quarterly basis. A sub-group of the Committee also conducts ongoing monthly evaluations for purposes of reviewing best execution. Additionally, the Applicant conducts Quarterly Supervisory Principal Attestation meetings, between Equity Compliance and Equity Supervisors, during which any trends or issues that may have resulted from the exceptions or other marketplace events are discussed.

With respect to fixed income transactions, the Applicant seeks to fulfill its best execution obligations by using reasonable diligence to ascertain the best market for the security and to buy or sell in such market so that the resultant price to the customer is as favorable as possible under prevailing market conditions. The Applicant has implemented procedures to comply with FINRA Rule 5310 and MSRB Rule G-18. As described above, the Applicant has established a Committee to facilitate review of execution quality. In addition to the equity reviews described in the previous paragraph, this Committee discusses its observations of the fixed income marketplace and any issues or concerns regarding adherence to the rules, which includes exception statistics generated on a post-trade evaluation basis. In addition, Fixed Income Compliance regularly reviews the continued efficacy of the best execution controls implemented by the Applicant with respect to fixed income transactions. This includes the generation of T+1 exception reports through our vendor-supported reporting and workflow system that requires: trader review and comment on each exception, a supervisory review and approval or denial of the exception, and then lastly compliance oversight of each exception. The Applicant also conducts Quarterly Supervisory Principal Attestation meetings, between Fixed Income Compliance and Fixed Income Supervisors, during which any trends or issues that may have resulted from the exceptions or other marketplace events are discussed.

The Applicant also has adopted written supervisory procedures reasonably designed to ensure that recommendations meet both suitability standards under FINRA Rule 2111, and that when acting as a broker-dealer, the Applicant fulfills its duty to obtain best execution of trades, including trades where the Applicant acts as principal. The Applicant utilizes a number of tools, both internal and external, to measure execution quality. Such tools monitor transactions, including fixed income transactions, and generate daily exception reports that are reviewed by the Applicant. Certain of the reports generated highlight instances in which execution prices fall outside predetermined parameters, which are then reviewed by designated supervisory oversight personnel and if necessary, returned to a trader for supporting documentation or adjusted as appropriate.

Since the implementation and adoption of written policies and procedures reasonably designed to ensure compliance with the requirements of the Rule, including certain of those discussed above, the Applicant has reviewed and enhanced the policies and procedures on multiple occasions to ensure their continued efficacy and appropriateness. The Applicant believes its compliance infrastructure and the policies and procedures it has adopted not only provide a sound framework for complying with the requirements of the Rule, but also the conditions of the Order as described in this Application.

III. PRECEDENT

The Applicant seeks relief substantially similar to the relief recently granted by the Commission to several firms exempting those firms from compliance with certain written disclosure and consent requirements of Section 206(3).[10] In addition to the recently granted orders, the Rule itself is also support for the granting of the requested Order, in light of the Commission's careful consideration of the needs of advisory clients balanced against the investor protection goal of Section 206(3). The proposed conditions incorporate all of the provisions of the Rule (except provisions allowing for certain Affiliated Underwritings), as well as additional conditions designed to ensure compliance with the substantive conditions and to provide a means by which the Commission and its staff can examine the Applicant's compliance with the conditions. The Applicant further notes as support for the requested Order that, more than ten years ago, the Commission stated that "advisory clients can benefit from [principal] transactions, depending on the circumstances, by obtaining a more favorable transaction price for the securities being purchased or sold than otherwise available."[11]

IV. REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, and subject to the conditions listed below, the Applicant requests that the Commission issue an Order under Section 206A of the Advisers Act providing an exemption from the written disclosure and consent requirements of Section 206(3).

<u>Applicant's Conditions</u>:

The Applicant agrees that any Order granting the requested relief will be subject to the following conditions:

1. The Applicant will exercise no "investment discretion" (as such term is defined in Section 3(a)(35) of the Exchange Act), except investment discretion granted by the advisory client on a temporary or limited basis[12], with respect to the client's account.

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[10] *See* Wells Fargo, LLC, et al., Investment Advisers Act Release Nos. 4581 (Dec. 1, 2016)(notice) and 4598 (Dec. 28, 2016)(order); UBS Financial Services, Inc., Investment Advisers Act Release Nos. 4580 (Dec. 1, 2016)(notice) and 4597 (Dec. 28, 2016)(order); Robert W. Baird & Co. Incorporated, Investment Advisers Act Release Nos. 4579 (Dec. 1, 2016)(notice) and 4596 (Dec. 28, 2016)(order); Merrill Lynch, Pierce, Fenner & Smith Incorporated, Investment Advisers Act Release Nos. 4578 (Dec. 1, 2016)(notice) and 4595 (Dec. 28, 2016)(order).

[11] *See* "Interpretation of Section 206(3) of the Investment Advisers Act of 1940," Advisers Act Release No. 1732 (July 17, 1998).

[12] Discretion is considered to be temporary or limited for purposes of this condition when the investment adviser is given discretion: (i) as to the price at which or the time to execute an order given by a client for the purchase

2. The Applicant will not trade in reliance on this Order any security for which the Applicant or any person controlling, controlled by, or under common control with the Applicant is the issuer, or, at the time of the sale, an underwriter (as defined in Section 202(a)(20) of the Advisers Act).

3. The Applicant will not directly or indirectly require the client to consent to principal trading as a condition to opening or maintaining an account with the Applicant.

4. The advisory client has executed a written revocable consent prospectively authorizing the Applicant directly or indirectly to act as principal for its own account in selling any security to or purchasing any security from the advisory client. The advisory client's written consent must be obtained through a signature or other positive manifestation of consent that is separate from or in addition to the signature indicating the client's consent to the advisory agreement. The separate or additional signature line or alternative means of expressing consent must be preceded immediately by prominent, plain English disclosure containing either: (a) an explanation of: (i) the circumstances under which the Applicant directly or indirectly may engage in principal transactions; (ii) the nature and significance of conflicts with its client's interests as a result of the transactions; and (iii) how the Applicant addresses those conflicts; or (b) a statement explaining that the client is consenting to principal transactions, followed by a cross-reference to a specific document provided to the client containing the disclosure in (a)(i)-(iii) above and to the specific page or pages on which such disclosure is located; provided however, that if the Applicant requires time to modify its electronic systems to provide the specific page cross-reference required by clause (b), the Applicant may, while updating such electronic systems, and for no more than 90 days from the date of the Order, instead provide a cross-reference to a specific document provided to the client containing the disclosure in (a)(i)-(iii) above and to the specific section in such document in which such disclosure is located. *Transition provision*: To the extent that the Applicant obtained fully-informed written revocable consent from an advisory client for purposes of Rule 206(3)-3T(a)(3) prior to January 1, 2017, the Applicant may rely on this Order with respect to such client without obtaining additional prospective consent from such client.

5. The Applicant, prior to the execution of each transaction in reliance on this Order, will: (a) inform the advisory client, orally or in writing, of the capacity in which it may act with respect to such transaction; and (b) obtain consent from the advisory client, orally or in writing, to act as principal for its own account with respect to such transaction.

6. The Applicant will send a written confirmation at or before completion of each such transaction that includes, in addition to the information required by Rule 10b-10 under the

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or sale of a definite amount or quantity of a specified security; (ii) on an isolated or infrequent basis, to purchase or sell a security or type of security when a client is unavailable for a limited period of time not to exceed a few months; (iii) as to cash management, such as to exchange a position in a money market fund for another money market fund or cash equivalent; (iv) to purchase or sell securities to satisfy margin requirements; (v) to sell specific bonds and purchase similar bonds in order to permit a client to take a tax loss on the original position; (vi) to purchase a bond with a specified credit rating and maturity; and (vii) to purchase or sell a security or type of security limited by specific parameters established by the client. *See e.g.*, *Temporary Rule Regarding Principal Trades with Certain Advisory Clients*, Investment Advisers Act Release No. 2653 (Sept. 24, 2007) at n. 31.

Exchange Act, a conspicuous, plain English statement informing the advisory client that the Applicant: (a) disclosed to the client prior to the execution of the transaction that the Applicant may be acting in a principal capacity in connection with the transaction and the client authorized the transaction; and (b) sold the security to, or bought the security from, the client for its own account.

7. The Applicant will send to the client, no less frequently than annually, written disclosure containing a list of all transactions that were executed in the client's account in reliance upon this Order, and the date and price of each such transaction.

8. The Applicant is a broker-dealer registered under Section 15 of the Exchange Act and each account for which the Applicant relies on this Order is a brokerage account subject to the Exchange Act, and the rules thereunder, and the rules of the self-regulatory organization(s) of which it is a member.

9. Each written disclosure required as a condition to this Order will include a conspicuous, plain English statement that the client may revoke the written consent referred to in Condition 4 above without penalty at any time by written notice to the Applicant in accordance with reasonable procedures established by the Applicant, but in all cases such revocation must be given effect within five business days of the Applicant's receipt thereof.

10. The Applicant will maintain records sufficient to enable verification of compliance with the conditions of this Order. Such records will include, *without limitation*: (a) documentation sufficient to demonstrate compliance with each disclosure and consent requirement under this Order; (b) in particular, documentation sufficient to demonstrate that, prior to the execution of each transaction in reliance on this Order[13], the Applicant informed the relevant advisory client of the capacity in which the Applicant may act with respect to the transaction and that it received the advisory client's consent (if the Applicant informs the client orally of the capacity in which it may act with respect to such transaction or obtains oral consent, such records may, for example, include recordings of telephone conversations or contemporaneous written notations); and (c) documentation sufficient to enable assessment of compliance by the Applicant with Sections 206(1) and (2) of the Advisers Act in connection with its reliance on this Order. In each case, such records will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Applicant, and be available for inspection by the staff of the Commission.

11. The Applicant will adopt written compliance policies and procedures reasonably designed to ensure, and the Applicant's chief compliance officer will monitor, the Applicant's compliance with the conditions of this Order. The Applicant's chief compliance officer will, on at least a quarterly basis, conduct testing reasonably sufficient to verify such compliance. Such

[13] For example, under Sections 206(1) and (2), an investment adviser may not engage in any transaction on a principal basis with a client that is not consistent with the best interests of the client or that subrogates the client's interests to the interests of the investment adviser. *Cf.* Investment Advisers Act Release No. 2106 (Jan. 31, 2003) (adopting Rule 206(4)-6).

written policies and procedures, monitoring and testing will address, *without limitation:* (a) compliance by the Applicant with its disclosure and consent requirements under this Order; (b) the integrity and operation of electronic systems employed by the Applicant in connection with its reliance on this Order; (c) compliance by the Applicant with its recordkeeping obligations under this Order; and (d) whether there is any evidence of the Applicant engaging in "dumping" in connection with its reliance on this Order.[14] The Applicant's chief compliance officer will document the frequency and results of such monitoring and testing, and the Applicant will maintain and preserve such documentation in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Applicant, and be available for inspection by the staff of the Commission.

The Applicant submits that the Order is necessary and appropriate, in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Advisers Act.

V. PROCEDURAL MATTERS

Pursuant to Rule 0-4(f) under the Advisers Act, the Applicant states that its address is indicated on the first page of this Application. The Applicant further states that all written or oral communications concerning this Application should be directed to:

Laura E. Flores, Esq.
Monica L. Parry, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, N.W.
Washington, D.C. 20004

(202) 739-3000

All requirements for the execution and filing of this Application on behalf of the Applicant have been complied with and are in accordance with the Applicant's Operating Agreement, and the undersigned officer is fully authorized to execute this Application. The Applicant has adopted the resolutions attached as Exhibit A authorizing the filing this Application. The Verification required by Rule 0-4(d) under the Advisers Act is attached as Exhibit B and the Proposed Notice of the proceeding initiated by the filing of this Application, required by Rule 0-4(g) under the Advisers Act, is attached as Exhibit C.

The Applicants state, that pursuant to the authority granted to the Secretary and General Counsel of the Applicant by the Applicant's respective directors, the undersigned, being such Secretary and General Counsel and who has signed and filed this Application on behalf of the Applicant, is fully authorized to do so.

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[14] *See* Report of the Securities and Exchange Commission, Investment Trusts and Investment Companies, H.R. Doc. No. 279, 76th Cong., 2d Sess., pt. 3, at 2581, 2589 (1939); Hearings on S.3580 Before a Subcommittee of the Commission on Banking and Currency, 76th Cong., 3d Sess. 209, 212-23 (1940); and Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess. 322 (1940).

Dated: November 20, 2017

Gregory McShea
Secretary and General Counsel
Janney Montgomery Scott LLC

EXHIBIT A

AUTHORIZATION

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized in the name and on behalf of the Company to execute and cause to be filed with the Securities and Exchange Commission an Application for Order under Section 206A of the Investment Advisers Act of 1940 related to the execution of principal transactions with advisory clients, substantially in the form as attached hereto as Exhibit A; and it is

FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized to execute and cause to be filed any and all amendments to such Application as the officers executing the same may approve as necessary or desirable, such approval to be conclusively evidenced by his, her, or their execution thereof; and it is

FURTHER RESOLVED, that the officers of the Company be, and each individual hereby is, authorized, empowered and directed in the name and on behalf of the Company, to do all such acts and things, to execute and deliver all such agreements, instruments, certificates and documents and to pay all such fees and expenses, as in any of the foregoing cases may be necessary, desirable or convenient in order to carry out the intents and purposes of the foregoing resolutions, or to take such other action, including the preparation and publication of a notice relating to such Application for Exemption and the representation of the Company, in any matters relating to such Application or amendment thereof as they deem necessary or desirable; and it is

FURTHER RESOLVED, that all actions heretofore taken consistent with the purposes and intents of the foregoing resolutions be, and each of them is in all respects hereby, ratified, approved, confirmed and adopted.

I, Gregory McShea, Secretary of the Applicant, do hereby certify that the above resolutions were duly adopted by the Executive Committee of Janney Montgomery Scott LLC (the "Company") on August 11, 2017.

JANNEY MONTGOMERY SCOTT LLC

By:____________________
NAME: Gregory B. McShea
TITLE: Secretary and General Counsel

EXHIBIT B

VERIFICATION

STATE OF Pennsylvania)
) SS:
COUNTY OF Philadelphia)

The undersigned being duly sworn, deposes and says that he has duly executed the attached Application ("Application") dated November 20, 2017, for and on behalf of Janney Montgomery Scott LLC; that he is the Secretary and General Counsel of Janney Montgomery Scott LLC; and that all actions by the Executive Committee and other bodies necessary to authorize deponent to execute and file such Application have been taken. Deponent further says that he is familiar with the instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information, and belief.

JANNEY MONTGOMERY SCOTT LLC

By: ______________________
NAME: Gregory B. McShea
TITLE: Secretary and General Counsel

Subscribed and sworn to before me, a Notary Public, this 20th day of November 2017.

____
Official Seal

My Commission expires 10/23/19.

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
BRENDAI KIRBY
Notary Public
CITY OF PHILADELPHIA, PHILADELPHIA CNTY
My Commission Expires Oct 23, 2019

DB1/ 90910582.8

EXHIBIT C

PROPOSED FORM OF NOTICE

SECURITIES AND EXCHANGE COMMISSION

Release No. IA-________; File No. 803-____

Janney Montgomery Scott LLC; Notice of Application

____________, 2017

Agency: Securities and Exchange Commission ("Commission")

Action: Notice of application for an exemptive order under the Investment Advisers Act of 1940 ("Advisers Act").

Applicant: Janney Montgomery Scott LLC ("Applicant").

Relevant Advisers Act Sections: Exemption requested under Section 206A of the Advisers Act from certain written disclosure and consent requirements of Section 206(3) of the Advisers Act.

Summary of Application: Applicant requests that the Commission issue an order under Section 206A exempting it and future Applicants from the provisions of Section 206(3) with respect to principal transactions with nondiscretionary advisory clients.

Filing Dates: The application was filed on November 21, 2017.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving the Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on ________ ______, 2017, and should be accompanied by proof of service on the Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Advisers Act, hearing requests should state the nature of writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-1090. Applicant, Janney Montgomery Scott LLC, c/o Laura E. Flores and Monica L. Parry, Morgan, Lewis & Bockius LLP, 1111 Pennsylvania Avenue, N.W., Washington, D.C. 20004.

For Further Information Contact: Robert Shapiro, Senior Counsel, Chief Counsel's Office, Division of Investment Management, at 202.551.6825, or Melissa Roverts Harke, Branch Chief, Chief Counsel's Office, Division of Investment Management, at 202.551.6787.

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee from the Commission's may be obtained via the Commission's website either at http://www.sec.gov/rules/iareleases.shtml, or by searching for the file number or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or Public Reference Branch, 100 F Street, NE, Washington, D.C. 20549-0102 (telephone (202) 551-5850)).

Applicant's Representations:

1. The Applicant is registered as an investment adviser with the Commission and is a registered broker-dealer. The Applicant is a subsidiary of The Penn Mutual Life Insurance Company, a diversified insurance company and financial services company. The Applicant offers a number of advisory programs, including the Partners Advisory Program, which is a nondiscretionary advisory program.

2. In 2007, many of the Applicant's fee-based brokerage accounts were converted to nondiscretionary advisory accounts in the Program, following the invalidation of former Rule 202(a)(11)-1 under the Advisers Act. When these accounts were fee-based brokerage accounts, the Applicant, in its capacity as a broker-dealer, engaged in principal transactions with its customers, in accordance with applicable law. Prior to December 31, 2016, the Applicant relied on Rule 206(3)-3T under the Advisers Act (the "Rule") to engage in principal transactions with its clients in the Program.

3. As of December 31, 2016 the Applicant had 23,428 client accounts in the Program with aggregate assets of $7,318,704,000. On the same date, 1,491 client accounts had consented to principal transactions in their Program Accounts in reliance on the Rule. The Applicant ceased conducting principal transactions in Program Accounts in reliance on the Rule prior to December 31, 2016.

4. For the 2014 and 2015 calendar years, the Applicant engaged in 1,085 and 1,346 principal trades, respectively, with eligible accounts in reliance on the Rule. Those principal trades involved securities valued at $50,024,000 and $58,201,000, respectively. For 2014, 89 percent of those principal trades were purchases and 11 percent were sales with average values of $42,991 and $70,688, respectively. For 2015, 89 percent of those principal trades were purchases and 11 percent were sales with average values of $45,328 and $26,958, respectively. Through December 31, 2016, the Applicant engaged in 4,527 principal trades with eligible accounts in reliance on the Rule involving securities valued at $132,655,000. Of those principal trades, 90 percent were purchases and 11 percent were sales with average values of $29,228 and $30,011, respectively.

5. The Applicant acknowledges that the Order, if granted, would not be construed as relieving the Applicant in any way from acting in the best interests of an advisory client, including fulfilling the duty to seek the best execution for the particular transaction for the advisory client; nor shall it relieve the Applicant from any obligation that may be imposed by Sections 206(1) or (2) of the Advisers Act or by other applicable provisions of the federal securities laws.

Applicant's Legal Analysis:

1. Section 206(3) provides that it is unlawful for any investment adviser, directly or indirectly, acting as principal for its own account, knowingly to sell any security to or purchase any security from a client, without disclosing to the client in writing before the completion of the transaction the capacity in which the adviser is acting and obtaining the client's consent to the transaction. The Rule deemed an investment adviser to be in compliance with the provisions of Section 206(3) of the Advisers Act when the investment adviser, or a person controlling, controlled by, or under common control with the investment adviser, acting as principal for its own account, sold to or purchased from an advisory client any security, provided that the investment adviser complied with the conditions of the Rule.

2. The Rule required, among other things, that the investment adviser obtain a client's written, revocable consent prospectively authorizing the adviser, directly or indirectly, acting as principal for its own account, to sell any security to or purchase any security from the client. The consent was required to be obtained after the adviser provided the client with written disclosure about: (i) the circumstances under which the investment adviser may engage in principal transactions with the client; (ii) the nature and significance of the conflicts the investment adviser has with its client's interests as a result of those transactions; and (iii) how the investment adviser addresses those conflicts. The investment adviser also was required to provide trade-by-trade disclosure to the client, before the execution of each principal transaction, of the capacity in which the adviser may act with respect to the transaction, and obtain the client's consent (which may be written or oral) to the transaction. The Rule was available only to an investment adviser that was also a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Exchange Act") and could be relied upon only with respect to a nondiscretionary advisory account that was a brokerage account subject to the Exchange Act, and the rules thereunder, and the rules of the self-regulatory organization(s) of which it is a member. The Rule was not available for principal transactions if the investment adviser or a person who controlled, was controlled by, or was under common control with the adviser ("control person") was the issuer or an underwriter of the security (except that an investment adviser could rely on the Rule for trades in which the investment adviser or a control person was an underwriter of non-convertible investment-grade debt securities).

3. The investment adviser also was required to provide the client with a trade confirmation that, in addition to the requirements of Rule 10b-10 under the Exchange Act, included a conspicuous, plain English statement informing the client that the investment adviser disclosed to the client before the execution of the transaction that the investment adviser may act as principal in connection with the transaction, that the client authorized the transaction, and that the investment adviser sold the security to or bought the security from the client for its own account. The investment adviser also was required to deliver to the client, at least annually, a written statement listing all transactions that were executed in the account in reliance on the Rule, including the date and price of each transaction.

4. The Rule expired on December 31, 2016.[1] Upon the expiration of the Rule, the Applicant began providing trade-by-trade written disclosure to each nondiscretionary advisory client with whom the Applicant sought to engage in a principal transaction in accordance with Section 206(3). The Applicant submits that its nondiscretionary clients, through the Applicant's previous reliance on the Rule, have had access to the Applicant's inventory through principal transactions with the Applicant for a number of years, and expect to continue to have such access in the future. The Applicant believes that engaging in principal transactions with its clients provides certain benefits to its clients, including access to securities of limited availability, such as municipal bonds. The ability to engage in principal transactions with the Applicant also provides the Applicant's clients with additional liquidity with respect to the fixed income securities they hold. The written disclosure and client consent requirements of Section 206(3) act as an operational barrier to its ability to engage in principal trades with its clients, especially when the transaction involves securities of limited availability.

5. Unless the Applicant is provided an exemption from Section 206(3), it will be unable to provide the same range of services and access to the same types of securities to its nondiscretionary advisory clients as it was able to provide to its clients under the Rule.

6. The Applicant requests that the Commission issue it an Order pursuant to Section 206A providing an exemption from certain of the written disclosure and consent requirements of Section 206(3) only with respect to clients in the Program and any similar nondiscretionary program to be created in the future. The Applicant also requests that the Commission's Order apply to future investment advisers controlling, controlled by, or under common control with the Applicant ("Future Advisers"). Any Future Adviser relying on any Order granted pursuant to the Application will comply with the terms and conditions stated in the Application.[2]

Applicant's Conditions:

The Applicant agrees that any Order granting the requested relief will be subject to the following conditions:

1. The Applicant will exercise no "investment discretion" (as such term is defined in Section 3(a)(35) of the Exchange Act), except investment discretion granted by the advisory client on a temporary or limited basis[3], with respect to the client's account.

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[1] See Rule 206(3)-3T(d); Letter from David W. Grim, Director, SEC Division of Investment Management, to Ira D. Hammerman, General Counsel, Securities Industry and Financial Markets Association (dated August 19, 2016).

[2] All entities that currently intend to rely on any Order granted pursuant to the Application are named as Applicants.

[3] Discretion is considered to be temporary or limited for purposes of this condition when the investment adviser is given discretion: (i) as to the price at which or the time to execute an order given by a client for the purchase or sale of a definite amount or quantity of a specified security; (ii) on an isolated or infrequent basis, to purchase or sell a security or type of security when a client is unavailable for a limited period of time not to exceed a few months; (iii) as to cash management, such as to exchange a position in a money market fund for another money market fund or cash equivalent; (iv) to purchase or sell securities to satisfy margin requirements; (v) to sell specific bonds and purchase similar bonds in order to permit a client to take a tax loss on the original position; (vi) to purchase a bond with a specified credit rating and maturity; and (vii) to purchase or sell a security or type

2. The Applicant will not trade in reliance on this Order any security for which the Applicant or any person controlling, controlled by, or under common control with the Applicant is the issuer, or, at the time of the sale, an underwriter (as defined in Section 202(a)(20) of the Advisers Act).

3. The Applicant will not directly or indirectly require the client to consent to principal trading as a condition to opening or maintaining an account with the Applicant.

4. The advisory client has executed a written revocable consent prospectively authorizing the Applicant directly or indirectly to act as principal for its own account in selling any security to or purchasing any security from the advisory client. The advisory client's written consent must be obtained through a signature or other positive manifestation of consent that is separate from or in addition to the signature indicating the client's consent to the advisory agreement. The separate or additional signature line or alternative means of expressing consent must be preceded immediately by prominent, plain English disclosure containing either: (a) an explanation of: (i) the circumstances under which the Applicant directly or indirectly may engage in principal transactions; (ii) the nature and significance of conflicts with its client's interests as a result of the transactions; and (iii) how the Applicant addresses those conflicts; or (b) a statement explaining that the client is consenting to principal transactions, followed by a cross-reference to a specific document provided to the client containing the disclosure in (a)(i)-(iii) above and to the specific page or pages on which such disclosure is located; provided however, that if the Applicant requires time to modify its electronic systems to provide the specific page cross-reference required by clause (b), the Applicant may, while updating such electronic systems, and for no more than 90 days from the date of the Order, instead provide a cross-reference to a specific document provided to the client containing the disclosure in (a)(i)-(iii) above and to the specific section in such document in which such disclosure is located. *Transition provision*: To the extent that the Applicant obtained fully-informed written revocable consent from an advisory client for purposes of Rule 206(3)-3T(a)(3) prior to January 1, 2017, the Applicant may rely on this Order with respect to such client without obtaining additional prospective consent from such client.

5. The Applicant, prior to the execution of each transaction in reliance on this Order, will: (a) inform the advisory client, orally or in writing, of the capacity in which it may act with respect to such transaction; and (b) obtain consent from the advisory client, orally or in writing, to act as principal for its own account with respect to such transaction.

6. The Applicant will send a written confirmation at or before completion of each such transaction that includes, in addition to the information required by Rule 10b-10 under the Exchange Act, a conspicuous, plain English statement informing the advisory client that the Applicant: (a) disclosed to the client prior to the execution of the transaction that the Applicant may be acting in a principal capacity in connection with the transaction and the client authorized the transaction; and (b) sold the security to, or bought the security from, the client for its own account.

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of security limited by specific parameters established by the client. *See e.g., Temporary Rule Regarding Principal Trades with Certain Advisory Clients*, Investment Advisers Act Release No. 2653 (Sept. 24, 2007) at n.31.

7. The Applicant will send to the client, no less frequently than annually, written disclosure containing a list of all transactions that were executed in the client's account in reliance upon this Order, and the date and price of each such transaction.

8. The Applicant is a broker-dealer registered under Section 15 of the Exchange Act and each account for which the Applicant relies on this Order is a brokerage account subject to the Exchange Act, and the rules thereunder, and the rules of the self-regulatory organization(s) of which it is a member.

9. Each written disclosure required as a condition to this Order will include a conspicuous, plain English statement that the client may revoke the written consent referred to in Condition 4 above without penalty at any time by written notice to the Applicant in accordance with reasonable procedures established by the Applicant, but in all cases such revocation must be given effect within five business days of the Applicant's receipt thereof.

10. The Applicant will maintain records sufficient to enable verification of compliance with the conditions of this Order. Such records will include, *without limitation*: (a) documentation sufficient to demonstrate compliance with each disclosure and consent requirement under this Order; (b) in particular, documentation sufficient to demonstrate that, prior to the execution of each transaction in reliance on this Order[4], the Applicant informed the relevant advisory client of the capacity in which the Applicant may act with respect to the transaction and that it received the advisory client's consent (if the Applicant informs the client orally of the capacity in which it may act with respect to such transaction or obtains oral consent, such records may, for example, include recordings of telephone conversations or contemporaneous written notations); and (c) documentation sufficient to enable assessment of compliance by the Applicant with Sections 206(1) and (2) of the Advisers Act in connection with its reliance on this Order. In each case, such records will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Applicant, and be available for inspection by the staff of the Commission.

11. The Applicant will adopt written compliance policies and procedures reasonably designed to ensure, and the Applicant's chief compliance officer will monitor, the Applicant's compliance with the conditions of this Order. The Applicant's chief compliance officer will, on at least a quarterly basis, conduct testing reasonably sufficient to verify such compliance. Such written policies and procedures, monitoring and testing will address, *without limitation:* (a) compliance by the Applicant with its disclosure and consent requirements under this Order; (b) the integrity and operation of electronic systems employed by the Applicant in connection with its reliance on this Order; (c) compliance by the Applicant with its recordkeeping obligations under this Order; and (d) whether there is any evidence of the Applicant engaging in "dumping" in connection with its reliance on this Order.[5] The Applicant's chief compliance officer will

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4 For example, under Sections 206(1) and (2), an investment adviser may not engage in any transaction on a principal basis with a client that is not consistent with the best interests of the client or that subrogates the client's interests to the interests of the investment adviser. *Cf.* Investment Advisers Act Release No. 2106 (Jan. 31, 2003) (adopting Rule 206(4)-6).

5 *See* Report of the Securities and Exchange Commission, Investment Trusts and Investment Companies, H.R. Doc. No. 279, 76th Cong., 2d Sess., pt. 3, at 2581, 2589 (1939); Hearings on S.3580 Before a Subcommittee of

document the frequency and results of such monitoring and testing, and the Applicant will maintain and preserve such documentation in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Applicant, and be available for inspection by the staff of the Commission.

For the Commission.

Brent J. Fields
Secretary

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the Commission on Banking and Currency, 76th Cong., 3d Sess. 209, 212-23 (1940); and Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess. 322 (1940).